Exhibit (a)(1)(G)

CUBIST PHARMACEUTICALS, INC.

TENDER OFFER

FREQUENTLY ASKED QUESTIONS

General

1.                                      What does it mean to tender my shares?

Merck has offered to acquire all of Cubist’s outstanding shares for $102.00 per share in cash through a tender offer.  If you would like to accept this offer, you will “tender,” or deliver, your shares to Computershare, which is acting as the Depositary for the offer.

2.                                      How do I participate in the tender offer?

If you own the shares in your own name (rather than through a broker), you may tender your shares by delivering your stock certificates (if any) and an executed copy of the Letter of Transmittal provided to you with the tender offer materials to Computershare.  If your broker is in possession of your shares, you must complete the form they provide to you and thereby request that they tender your shares on your behalf.  If the tender offer is completed, you will receive $102.00 for each share that you tendered.

3.                                      What will happen if I do not tender my shares?

If you do not tender your shares before the tender offer deadline, your shares will not be counted toward satisfaction of the “Minimum Condition.”  Merck is not obligated to close the tender offer and acquire tendered shares unless at least a majority of Cubist’s outstanding shares of common stock are tendered.  Failure to tender your shares reduces the likelihood that this condition will be satisfied.  If you do not tender your shares and the Minimum Condition is nevertheless satisfied, you will not receive any cash with respect to your untendered shares until the subsequent merger is closed, which is expected to occur promptly following completion of the tender offer.  Upon the closing of the merger, your remaining shares will be converted into the right to receive $102.00 per share, but you will not receive this consideration until you complete the process described in the following paragraph.

If you hold your shares in your own name (rather than through a broker), Computershare will send you additional information about surrendering your shares and will pay you directly once it has received your shares and Letter of Transmittal.  If you hold your shares through a broker, the broker will coordinate the surrender of shares and payment to your account.

4.                                      What will happen if I chose to tender my shares but then the tender offer does not close?

If the tender offer does not close, any shares that you previously tendered and did not withdraw will be returned to you.

5.                                      I have not received any materials in the mail or by email about tendering my shares, but my colleagues have.  Should I have received anything by now?

Yes, please contact the Information Agent, MacKenzie Partners, Inc. to request the appropriate materials:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

or

Email: tenderoffer@mackenziepartners.com

6.                                      How do I tender shares held at Merrill Lynch (Limited Investor Account)/ Computershare (ESPP)/ Prudential (401(k))/E*Trade (Stock Options and RSUs)?

•                  Merrill Lynch: If you received a tender offer mailing from Merrill Lynch, you have vested shares in a Merrill Lynch account.  To tender shares held in your Merrill Lynch limited investor account, call the number provided in the packet of materials Merrill Lynch delivered by mail. A Merrill Lynch representative will confirm your identity and ask you if you wish to tender your shares.

If you elect not to tender such shares, call Merrill at (617) 946-4161 (attn: Steve Mcguire) 3 business days after the consummation of the merger to direct Merrill Lynch as to how you would like to receive the merger consideration due to you.

If you did not receive your materials or have misplaced them, you may request new materials by calling (617) 946-4046.

•                  Computershare: To tender some or all of the shares held in your ESPP account, complete and return the instruction form provided by Computershare (in its capacity as administrator of the ESPP) to Computershare on or before January 16, 2015.

•                  Prudential: To tender shares held in your 401(k) account, complete the instruction form for the Cubist Pharmaceuticals, Inc. 401(k) Plan and send the completed form to Computershare using the methods described in your tender offer materials.

•                  E*Trade: To tender shares held in your E*Trade account, please call E*Trade toll-free at (800) 838-0908 or, if you are calling from outside the United States and Canada, (650) 599-0125.  An E*Trade customer service representative will be available Monday through Friday, 24 hours a day, to answer any questions you have and assist you in completing the tender offer process.

7.                                      In the event that the tender offer is completed, how will I receive payment for my tendered shares?

For shares tendered from your ESPP account, Computershare will deliver a check to the participant at the address currently in their records for the ESPP account.  Please make sure the address you have on file with Computershare is current.

For shares tendered from your 401(k) account, your 401(k) account will be credited with cash which will be invested on a pro-rata basis in accordance with your investment elections (but excluding the Cubist stock fund) in effect on the date Prudential receives the cash or, if you have made no such election, to the qualified default investment alternative of the 401(k) Plan (the Janus Balanced Fund).  Please see your tender offer materials for more information, including with respect to blackout periods that may apply, during which you will not be able to make investments or other transfers, or request loans or distributions relating to the Cubist stock fund.

401(k) Plan

8.                                      When I call Prudential about my 401(k) account using the number provided in the tender offer materials, it’s a wrong number.  How can I reach Prudential to ask questions about my 401(k) account?

Prudential can be reached toll-free at (877) 778-2100.  Participant Service Representatives are available Monday through Friday, 8 a.m. to 9 p.m. ET.  Accounts can also be accessed online at Prudential Retirement’s website at www.prudential.com/online/retirement.

9.                                      Why is Computershare involved in the tender offer of shares held in my 401(k) account?

Computershare is assisting Prudential, the trustee of the 401(k) Plan, in accounting for the shares that are tendered from 401(k) accounts.  Computershare is also processing shares tendered from ESPP accounts.

10.                               Why does my 401(k) tender offer instruction form reference 100 shares when my account says I have more/less than 100 shares?

The label on the 401(k) tender offer instruction form containing your name and address also contains a number that represents the percentage (rather than the number) of your shares that you intend to tender, which must be 100%.

11.                               The 2014 fourth quarter matching contribution was the first match I ever received.  Will I still receive the match in shares, and may I tender those shares?

Yes, your 401(k) account will be credited with shares from the 2014 fourth quarter matching contribution, subject to the terms of the 401(k) Plan.  Furthermore, you may tender the shares credited to your 401(k) account.  If you would like to tender the shares credited to your 401(k) account, the deadline to do so is January 14, 2015.  You will receive the tender offer documents in the mail once the shares have been credited to your 401(k) account.

ESPP

12.                               I participated in the ESPP for the first time from July — December 2014. Will I still receive shares and may I tender them?

Yes, you will receive shares in accordance with your election under the ESPP, subject to the terms of the ESPP and the July — December 2014 offering.  You may tender the shares you receive.  If you wish to do so, the deadline is January 16, 2015.  You should have received, or will receive, the tender offer documents in the mail upon receipt of the shares.

13.                               I already received and returned the tender offer for my ESPP shares.  How do I tender the additional shares I purchased in the July — December 2014 offering?

The tender offer instructions that you sent for your ESPP will extend to cover the additional shares purchased on December 31, 2014.  You will not receive another tender offer package for these additional shares.

Incentive Equity (Stock Options and RSUs)

14.                               How do I tender my stock options?

You may not tender your stock options, but if you exercise vested stock options and hold onto the shares you receive upon exercise, you may tender the shares that you receive upon such exercise. Please contact E*Trade at the telephone numbers provided above for further information about tendering shares following an exercise.

15.                               Do I need to exercise my stock options to receive the payout?  What will happen to my vested and unvested stock options?

No, you do not need to exercise your stock options in order to receive payment.  Stock options that are unvested immediately prior to the completion of the tender offer will vest in full upon completion of the tender offer.  All stock options will be automatically cancelled at the time of the merger that follows completion of the tender offer.  In exchange, you will receive cash equal to $102.00 per share subject to the stock option less the exercise price.

16.                               How do I tender my RSUs?  How will I receive the payout for RSUs?

You may not tender unvested RSUs.  However, immediately prior to the closing of the merger, all unvested RSUs will be automatically cancelled and in exchange for such RSUs, you will receive $102.00 per share subject to the RSU.  Cubist will pay you through payroll within 10 business days of the closing.

Tax Implications

17.                               If the deal closes and the shares of Cubist stock within my 401k are cashed out, will I incur the 10% early distribution tax penalty?

No, since the shares would be cashed out and the proceeds would be reinvested back into your Cubist 401k account on a pro-rata basis in accordance with your investment elections (as described in Question 7), there will be no tax penalties incurred as a result of this transaction.

Other Accounts

18.                               What about shares that I hold in accounts that are not Merrill Lynch, Computershare or Prudential?  Do I need to take any action?

The broker, dealer, commercial bank, trust company or other nominee that holds the shares on your behalf will provide a letter of instruction describing how to tender your shares.  You should contact the institution that holds for your shares for more details.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Cubist Pharmaceuticals, Inc. common stock is being made pursuant to the tender offer statement on Schedule TO, including the offer to purchase and other related materials, referenced below.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED AND WILL BE FILED WITH THE SEC

In connection with the offer recently commenced, Merck & Co., Inc. and one of its affiliates have filed a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, with the U.S. Securities and Exchange Commission (the “SEC”), and Cubist has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement have been mailed to shareholders of Cubist. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE FORM OF LETTER OF TRANSMITTAL AND OTHER TENDER OFFER RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY AMENDMENTS THERETO, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and shareholders are able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Cubist through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Cubist by contacting the Investor Relations Department, Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, MA 02421, telephone number (781) 860-8533 or from Cubist’s website, investors.cubist.com, or from the Information Agent named in the tender offer materials.